N e w s R e l e a s e

QUICKSILVER RESOURCES INC.
777 West Rosedale Street
Fort Worth, TX 76104
www.qrinc.com
Quicksilver Resources Files Lawsuit Against BreitBurn Energy Partners L.P.
Seeking Damages and a Declaratory Judgment
Including a Declaration That Quicksilver Resources May Vote All of Its BreitBurn Units in
Director Elections
FORT WORTH, TEXAS (October 31, 2008) – Quicksilver Resources Inc. (NYSE: KWK) today announced that it has filed a lawsuit in the District Court of Tarrant County, Texas against BreitBurn Energy Partners L.P. (“BreitBurn”), Randall Breitenbach, Halbert Washburn and others seeking damages against the defendants, injunctive relief and a declaratory judgment. BreitBurn GP, BreitBurn Management and Provident are also among the defendants named in the lawsuit.
In November 2007, Quicksilver Resources pursuant to a Contribution Agreement contributed certain assets and equity interests to an affiliate of BreitBurn in exchange for $750 million in cash and Common Units of BreitBurn (the “BreitBurn Units”). The BreitBurn Units acquired by Quicksilver Resources under the Contribution Agreement currently comprise approximately 41% of the outstanding BreitBurn Units.
At the time Quicksilver Resources acquired the BreitBurn Units, all of the limited liability company interests in BreitBurn GP, LLC (“BreitBurn GP”), the General Partner of BreitBurn, were held by BreitBurn Management Company, LLC (“BreitBurn Management”). Provident Energy Trust (“Provident”) indirectly held 95.5% of the limited liability company interests in BreitBurn Management, and the remaining interests were indirectly held by Randall Breitenbach and Halbert Washburn, the Co-Chief Executive Officers of BreitBurn GP.
Quicksilver Resources entered into the Contribution Agreement relying on statements made by BreitBurn that the benefits of BreitBurn’s relationship with Provident were a ‘significant attribute’ and were integral to its business strategy. Shortly after the Contribution Agreement closed, Provident and BreitBurn informed Quicksilver Resources for the first time that Provident was contemplating the liquidation of its entire interest in BreitBurn. Then in June 2008, BreitBurn purchased Provident’s entire interest in BreitBurn at a premium in a transaction that was orchestrated by Messrs. Breitenbach and Washburn in a fashion that advanced their own personal interests at the expense of Quicksilver Resources. BreitBurn simultaneously purchased the remaining interest in BreitBurn Management indirectly held by Messrs. Breitenbach and Washburn.
On the same day it announced this transaction, BreitBurn also announced that it had amended its partnership agreement so as to limit Quicksilver Resources’ voting rights. The purported amendment gave Quicksilver Resources only half of the per-unit voting strength of BreitBurn’s other limited partners and included various other provisions that further restricted Quicksilver Resources’ ability to replace the directors of BreitBurn GP. In addition, BreitBurn eliminated the general partner economic interest, and BreitBurn did not offer Quicksilver Resources or any other limited partner the opportunity to vote on any of these transactions or on the purported amendment to the partnership agreement.
- more -

NEWS RELEASE Page 2 of 2
“Our significant investment in BreitBurn in November 2007 represented a vote of confidence in BreitBurn and, what it publicly stated was, BreitBurn’s ability to parlay its relationship with Provident to pursue value-enhancing acquisitions,” said Glenn Darden, Quicksilver president and chief executive officer. “That confidence was quickly betrayed when BreitBurn’s management together with their board orchestrated a buy-out of Provident’s interest in BreitBurn at a substantial premium and simultaneously amended the partnership agreement of BreitBurn to entrench themselves and silence us.”
Quicksilver Resources has requested, among other things, the following relief from the Court: (i) all of its damages resulting from the defendants’ fraudulent conduct, violations of securities laws of Texas, breaches of contracts, and breach of the duty of good faith and fair dealing, (ii) exemplary damages, (iii) injunctive relief prohibiting BreitBurn from limiting Quicksilver Resources’ voting rights in future director elections, and (iv) a declaration that, among other things, Quicksilver Resources may vote all of its approximate 41% of the outstanding units of BreitBurn in the election of directors of BreitBurn as well as all matters requiring a vote of the BreitBurn unitholders.
About Quicksilver Resources
Fort Worth, Texas-based Quicksilver Resources is a natural gas and crude oil exploration and production company engaged in the development and acquisition of long-lived, unconventional natural gas reserves, including shales, coalbed methane, and tight sands gas in North America. The company has U.S. offices in Fort Worth, Texas; Glen Rose, Texas and Cut Bank, Montana. Quicksilver’s Canadian subsidiary, Quicksilver Resources Canada Inc., is headquartered in Calgary, Alberta. For more information about Quicksilver Resources, visit www.qrinc.com.
# # #
Investor & Media Contact:
Rick Buterbaugh
(817) 665-4835
KWK 08-25
- end -